                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC  20549

                                  FORM 11-K



               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1994

                                     or

           / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          for the transition period from __________ to __________.

                        Commission File No.:  3-37791

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      CAMBREX CORPORATION SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:



                             CAMBREX CORPORATION
                            ONE MEADOWLANDS PLAZA
                     EAST RUTHERFORD, NEW JERSEY  07073

REQUIRED INFORMATION

(A)     FINANCIAL STATEMENTS FOR THE PLAN


                Independent auditors' report


                Statement of Net Assets available for Plan Benefits at December 31, 1994


                Statement of Net Assets available for Plan Benefits at December 31, 1993


                Statement of Changes in Net Assets available for Plan Benefits for the year ended December 31, 1994


                Statement of Changes in Net Assets available for Plan Benefits for the year ended December 31, 1993


                Notes to financial statements


                Schedule 1 - Schedule of Assets Held for Investment Purposes

                Schedule 2 - Schedule of 5% Reportable Transactions

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Cambrex Corporation Savings Plan



Date:    06/28/96                         /s/ Peter Tracey
     -----------------------              ------------------------
        June 28, 1996                     Peter Tracey
                                          Member
                                          Administration Committee

                       CAMBREX CORPORATION SAVINGS PLAN


                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1993

                       CAMBREX CORPORATION SAVINGS PLAN

                                     INDEX

                                                                                      Page No.
                                                                                      --------
Report of Independent Accountants                                                         1

Financial Statements:

Statement of Net Assets Available for Plan Benefits With Fund Information
         as of December 31, 1994                                                          2

Statement of Net Assets Available for Plan Benefits With Fund Information
         as of December 31, 1993                                                          3

Statement of Changes in Net Assets Available for Plan Benefits
         With Fund Information for the year ended December 31, 1994                       4

Statement of Changes in Net Assets Available for Plan Benefits
         With Fund Information for the year ended December 31, 1993                       5

Notes to Financial Statements                                                            6-11

Supplemental Schedules:

         Schedule 1 - Item 27(a) - Schedule of Assets Held for Investment Purposes        12
         Schedule 2 - Item 27(d) - Schedule of 5% Reportable Transactions                 13

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
         Cambrex Corporation:

We have audited the accompanying statements of net assets available for plan benefits of The Cambrex Corporation Savings Plan ("the Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                COOPERS & LYBRAND L.L.P.

Parsippany, New Jersey
June 9, 1995

                        CAMBREX CORPORATION SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits With Fund Information

                      For the Year Ended December 31, 1994


                                                                      Travelers      Cambrex         Cambrex
                                                       Total Funds      G.I.C.       Stock-ER       Stock-EE        Magellan
                                                     --------------  ------------  ------------  ---------------  -------------
Assets:
   Investments
      Participation in Fidelity Investments          $  29,168,170     2,736,244     7,414,245        2,859,281     3,355,797



Other:
   Employee Loans receivable                             1,008,305

                                                    --------------  ------------  ------------  ---------------  ------------
                                                        30,176,475     2,736,244     7,414,245        2,859,281     3,355,797

Liabilities:
   Employee excess contributions payable                     8,541           221                          6,592           458

                                                    --------------  ------------  ------------  ---------------  ------------

      Net assets available for plan benefits         $  30,167,934     2,736,023     7,414,245        2,852,689     3,355,339
                                                        ----------     ---------     ---------        ---------     ---------


Number of units outstanding                                            2,736,244       413,056          159,285        50,236
                                                                       ---------       -------          -------        ------

Net asset value per unit                                                   $1.00        $17.95           $17.95        $66.80
                                                                           -----        ------           ------        ------

                                                           Growth          Asset         Gov't        Short &
                                                          & Income        Manager      Money Mkt    Interm Gov't     Loans
                                                       --------------  ------------  ------------  --------------  ---------
Assets:
   Investments
      Participation in Fidelity Investments               5,371,077     4,279,032     2,737,452       415,042



Other:
   Employee Loans receivable                                                                                      1,008,305

                                                       ------------   -----------   -----------   -----------    ----------
                                                          5,371,077     4,279,032     2,737,452       415,042     1,008,305

Liabilities:
   Employee excess contributions payable                        158           394           718

                                                       ------------   -----------   -----------   -----------    ----------
      Net assets available for plan benefits              5,370,919     4,278,638     2,736,734       415,042     1,008,305
                                                          ---------     ---------     ---------       -------     ---------


Number of units outstanding                                 254,674       309,402     2,737,452        45,212
                                                            -------       -------     ---------        ------

Net asset value per unit                                     $21.09        $13.83         $1.00         $9.18
                                                             ------        ------         -----         -----








   The accompanying notes are an integral part of these financial statements

                        CAMBREX CORPORATION SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits With Fund Information

                      For the Year Ended December 31, 1993





                                                                 Travelers     Cambrex     Cambrex
                                                  Total Funds      G.I.C.      Stock-ER    Stock-EE    Magellan
                                                 -------------  ------------  ----------  ----------  ----------
Assets:
   Investments
      Participation in Fidelity Investments     $   25,697,323    3,548,476    4,941,529   2,075,084   2,762,578



Other:
   Employer Contributions receivable                       149                       149
   Employee Loans receivable                           776,240

                                                 -------------  -----------   ----------  ----------  ----------
                                                    26,473,712    3,548,476    4,941,678   2,075,084   2,762,578

Liabilities:
   Employee excess contributions payable                 4,317                                   119       1,527


                                                 -------------  -----------   ----------  ----------  ----------
      Net assets available for plan benefits    $   26,469,395    3,548,476    4,941,678   2,074,965   2,761,051
                                                    ----------    ---------    ---------   ---------   ---------


Number of units outstanding                                       3,548,476      353,481     148,423      38,992
                                                                  ---------      -------     -------      ------

Net asset value per unit                                              $1.00       $13.98      $13.98      $70.85
                                                                      -----       ------      ------      ------

                                                    Growth       Asset       Gov't         Short &
                                                   & Income     Manager    Money Mkt     Interm Gov't       Loans
                                                 -----------  ----------  ------------  --------------  -------------
Assets:
   Investments
      Participation in Fidelity Investments        5,080,326   4,887,612   1,879,322        522,396



Other:
   Employer Contributions receivable
   Employee Loans receivable                                                                                 776,240

                                                 -----------  ----------  ----------    -----------     ------------
                                                   5,080,326   4,887,612   1,879,322        522,396          776,240

Liabilities:
   Employee excess contributions payable               1,395       1,254          22

                                                 -----------  ----------  ----------    -----------     ------------
      Net assets available for plan benefits       5,078,931   4,886,358   1,879,300        522,396          776,240
                                                   ---------   ---------   ---------        -------          -------


Number of units outstanding                          228,638     317,377   1,879,322         52,874
                                                     -------     -------   ---------         ------

Net asset value per unit                              $22.22      $15.40       $1.00          $9.88
                                                      ------      ------       -----          -----





   The accompanying notes are an integral part of these financial statements

                        CAMBREX CORPORATION SAVINGS PLAN

    Statement of Changes in Net Assets Available for Plan Benefits With Fund
                                  Information

                      For the Year Ended December 31, 1994


                                                                                       Fidelity Investments
                                                              --------------------------------------------------------------------
                                                               Travelers       Cambrex       Cambrex                       Growth
                                              Total Funds        G.I.C.        Stock-ER      Stock-EE       Magellan      & Income
                                            ---------------   ------------   ------------   -----------   -------------  ---------
ADDITIONS:

Contributions:
     Employee                             $      2,682,289                                     279,891       571,918       691,902
     Rollovers                                     453,068                                      88,008       146,652        79,285
     Employer                                    1,444,290                     1,444,290
                                            --------------    ------------   -----------    ----------   -----------    ----------
          Total Contributions                    4,579,647                     1,444,290       367,899       718,570       771,187

Net Appreciation (Depreciation) in
     the fair value of Investments               1,103,449                     1,502,072       584,680      (186,808)     (273,106)
Interest & Dividends                               974,984         153,462           423           158       123,702       388,850
Loan Interest                                       61,064                         8,968         2,711         8,299        13,795

Loan issuances                                                     (93,511)                    (33,371)      (86,643)     (143,007)
Loan repayments                                                                   42,478        12,755        30,846        68,037
Forfeiture usage                                     3,390            (223)        6,315            32        (1,138)       (1,244)
Transfer among funds                                              (318,866)      (79,152)       43,252       281,951      (118,630)
                                            --------------    ------------   -----------    ----------   -----------    ----------

          TOTAL ADDITIONS                        6,722,534        (259,138)    2,925,394       978,116       888,779       705,882
                                            --------------    ------------   -----------    ----------   -----------    ----------

DEDUCTIONS:

Participants' withdrawals                       (3,023,995)       (553,315)     (452,827)     (200,392)     (294,491)     (413,894)
                                            --------------    ------------   -----------    ----------   -----------    ----------

          NET ADDITIONS                          3,698,539        (812,453)    2,472,567       777,724       594,288       291,988

Net assets available for plan benefits
     at beginning of year                       26,469,395       3,548,476     4,941,678     2,074,965     2,761,051     5,078,931
                                            --------------    ------------   -----------    ----------   -----------    ----------

Net assets available for plan benefits
     at end of year                       $     30,167,934       2,736,023     7,414,245     2,852,689     3,355,339     5,370,919
                                            ==============    ============   ===========    ==========   ===========    ==========

                                                                    Fidelity Investments
                                              ----------------------------------------------------------------
                                                   Asset            Gov't           Short &
                                                  Manager         Money Mkt      Interm Gov't         Loans
                                              --------------     -----------     -------------     -----------
ADDITIONS:

Contributions:
     Employee                                     534,750          543,833           59,995
     Rollovers                                     92,107           47,016
     Employer
                                              -----------        ---------       ----------       ----------
          Total Contributions                     626,857          590,849           59,995

Net Appreciation (Depreciation) in
     the fair value of Investments               (487,792)               2          (35,599)
Interest & Dividends                              174,904          102,894           30,591
Loan Interest                                      11,926           13,603            1,762

Loan issuances                                    (70,659)        (121,050)          (4,759)         553,000
Loan repayments                                    53,781           74,514            6,744         (289,155)
Forfeiture usage                                     (352)
Transfer among funds                             (497,083)         850,339         (161,811)
                                              -----------        ---------       ----------       ----------

          TOTAL ADDITIONS                        (188,418)       1,511,151         (103,077)         263,845
                                              -----------        ---------       ----------       ----------

DEDUCTIONS:

Participants' withdrawals                        (419,302)        (653,717)          (4,277)         (31,780)
                                              -----------        ---------       ----------       ----------

          NET ADDITIONS                          (607,720)         857,434         (107,354)         232,065

Net assets available for plan benefits
     at beginning of year                       4,886,358        1,879,300          522,396          776,240
                                              -----------        ---------       ----------       ----------

Net assets available for plan benefits
     at end of year                             4,278,638        2,736,734          415,042        1,008,305
                                              ===========        =========       ==========       ==========



   The accompanying notes are an integral part of these financial statements

                        CAMBREX CORPORATION SAVINGS PLAN

    Statement of Changes in Net Assets Available for Plan Benefits With Fund
                                  Information

                      For the Year Ended December 31, 1993

                                                                                  Fidelity Investments
                                                          --------------------------------------------------------------------
                                                              Travelers         Cambrex           Cambrex
                                           Total Funds          G.I.C.          Stock-ER          Stock-EE         Magellan
                                         ---------------  ------------------  -------------  ----------------  ---------------
ADDITIONS:

Contributions:
     Employee                            $      2,564,020                                            285,774          314,498
     Rollovers                                  1,078,876                                            110,946          380,144
     Employer                                   1,431,639                         1,431,639
                                           --------------   --------------     ------------     ------------    -------------
          Total Contributions                   5,074,535                         1,431,639          396,720          694,642

Net Appreciation (Depreciation) in
     the fair value of Investments              2,069,065                           671,834          290,507           78,375
Interest & Dividends                            1,152,642          327,286                                            199,287
Loan Interest                                      58,657                            11,347            2,915            4,811

Loan issuances                                                     (80,797)                          (21,633)         (72,597)
Loan repayments                                                                      42,806            6,902           38,643
Forfeiture usage                                   (9,788)          (3,680)          18,534                               261
Transfer among funds                                            (3,411,894)         (27,481)         (61,921)       1,794,236

                                           --------------   --------------     ------------     ------------    -------------

          TOTAL ADDITIONS                       8,345,111       (3,169,085)       2,148,679          613,490        2,737,658
                                           --------------   --------------     ------------     ------------    -------------

DEDUCTIONS:

Participants' withdrawals                        (957,948)        (343,993)        (109,066)         (32,002)         (17,230)
                                           --------------   --------------     ------------     ------------    -------------

          NET ADDITIONS                         7,387,163       (3,513,078)       2,039,613          581,488        2,720,428

Net assets available for plan benefits
     at beginning of year                      19,082,232        7,061,554        2,902,065        1,493,477           40,623
                                           --------------   --------------     ------------     ------------    -------------

Net assets available for plan benefits
     at end of year                      $     26,469,395        3,548,476        4,941,678        2,074,965        2,761,051
                                           ==============   ==============     ============     ============    =============

                                                                           Fidelity Investments
                                           -----------------------------------------------------------------------------------
                                                Growth            Asset            Gov't           Short &
                                               & Income          Manager         Money Mkt      Interm Gov't         Loans
                                           ----------------  --------------  ----------------  ---------------  --------------
ADDITIONS:

Contributions:
     Employee                                     660,936          506,511          750,972           45,329
     Rollovers                                    230,506          199,235           97,538           60,507
     Employer
                                            -------------    -------------    -------------    -------------    -------------
          Total Contributions                     891,442          705,746          848,510          105,836

Net Appreciation (Depreciation) in
     the fair value of Investments                474,214          558,707               (3)          (4,569)
Interest & Dividends                              275,316          297,276           35,492           17,985
Loan Interest                                       9,918           10,167           18,496            1,003

Loan issuances                                   (171,945)        (128,488)         (70,913)          (4,127)         550,500
Loan repayments                                    39,942           44,613              162            2,925         (175,993)
Forfeiture usage                                  (15,176)          (8,920)            (807)
Transfer among funds                              548,463          692,885           83,994          381,718

                                            -------------    -------------    -------------    -------------    -------------

          TOTAL ADDITIONS                       2,052,174        2,171,986          914,931          500,771          374,507
                                            -------------    -------------    -------------    -------------    -------------

DEDUCTIONS:

Participants' withdrawals                        (176,234)        (211,586)         (61,971)          (1,378)          (4,488)
                                            -------------    -------------    -------------    -------------    -------------

          NET ADDITIONS                         1,875,940        1,960,400          852,960          499,393          370,019

Net assets available for plan benefits
     at beginning of year                       3,202,991        2,925,958        1,026,340           23,003          406,221
                                            -------------    -------------    -------------    -------------    -------------

Net assets available for plan benefits
     at end of year                             5,078,931        4,886,358        1,879,300          522,396          776,240
                                            =============    =============    =============    =============    =============



   The accompanying notes are an integral part of these financial statements

                       CAMBREX CORPORATION SAVINGS PLAN

                       Notes to the Financial Statements


(1) DESCRIPTION OF PLAN

     The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (A) GENERAL

          The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings.

          The Travelers Fixed Income G.I.C. fund was frozen on December 31, 1992 and is being liquidated over a 5 year period.

     (B) ELIGIBILITY FOR PARTICIPATION

          Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date. All other employees, unless covered under a collective bargaining agreement which does not permit participation in the Plan or is a temporary or part-time employee scheduled to work less than 20 hours per week, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

     (C) CONTRIBUTIONS

          A participant may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 12% of his compensation on a before-tax or after-tax basis. Participant contributions may not exceed the legal limit. The Company matches 100% of the employee's contribution based on the first 3% of his compensation; 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in Company stock. During 1994 and 1993, the Company match was made in treasury shares. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

                       CAMBREX CORPORATION SAVINGS PLAN

(1) DESCRIPTION OF PLAN: CONTINUED

     (D) VESTING

          A participant's interest in the employee contributions to the Plan shall always be fully and immediately vested. A participant interest in matching employer contributions shall be vested at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, a participant shall be 100% vested in his matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account until a sufficient balance is available to reduce subsequent Company contributions. Forfeitures for 1994 and 1993 were $58,876 and $33,766, respectively. Cumulative unused balances in the forfeiture accounts amounted to $127,772 and $59,052 at December 31, 1994 and 1993, respectively.

     (E) WITHDRAWALS DURING EMPLOYMENT

          A contributing participant may make withdrawals from the vested portion of his after-tax account balance prior to his termination of employment by filing a written request with the Plan Administration Committee. Pre-tax contributions are available only as provided by IRS regulation.

     (F) DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS

          A participant, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in his account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $3,500, such participant must elect to receive a distribution of benefit prior to the first anniversary of his severance date or at age 65.

     (G) DEATH, DISABILITY OR RETIREMENT

          If a participant's termination of employment is due to death, disability or retirement, all amounts credited to his account are payable in one lump sum to him or his designated beneficiary.

     (H) LOANS

          The Loan Fund consists of loans to participants which are subject to certain restrictions. The amounts borrowed are transferred from the Funds on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds. The interest rate on loans at December 31, 1994 and 1993 were 8.25% and 6.5%, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as updated from time to time.

                       CAMBREX CORPORATION SAVINGS PLAN

(1) DESCRIPTION OF PLAN: CONTINUED

     (I) PLAN TERMINATION

          Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA.

          In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested.

          Unless the Company's Board of Directors deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.

(2) SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     (A) NET APPRECIATION (DEPRECIATION)

          The Plan presents in the "Statement of Changes in Net Assets" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     (B) PLAN EXPENSES

          Expenses of the Plan consist of fees charged by the Trustee and miscellaneous administrative costs. All administrative expenses incurred by the Plan are paid by the Company.

     (C) CONTRIBUTIONS

          Contributions to the Plan are recognized when authorized by the Plan sponsor.

                       CAMBREX CORPORATION SAVINGS PLAN

(2) SIGNIFICANT ACCOUNTING POLICIES: CONTINUED

     (D) FEDERAL INCOME TAXES

          The Internal Revenue Service issued it's latest determination letter on December 5, 1994, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     (E) CONCENTRATIONS OF CREDIT RISK

          The Plan's investments are self-directed by the participants in a Trust managed by Fidelity Investments with the exception of the Cambrex Stock Fund, which is both participant and non-participant directed. As of December 31, 1994 and 1993, respectively, Plan investments are allocated as follows: 35% and 27% of the investments are in the Cambrex Corporation Common Stock Fund, 18% and 20% in the Growth and Income Fund, 15% and 19% in the Asset Manager Fund, 12% and 11% in the Magellan Fund, 9% and 7% in the Government Money Market Fund, 9% and 14% in the Travelers Life Insurance Guaranteed Investment Contracts, and 2% and 2% in the Short & Intermediate Government Fund, respectively.

          As of December 31, 1994 and 1993, a significant portion of the Plan's assets were invested in Guaranteed Investment Contracts ("GICs"). The risk associated with GICs and their realizable value is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts.

          As of December 31, 1994, the concentration in the Cambrex Corporation Common Stock Fund was $10.3 million or 35% of the Plan. A significant portion ($2.9 million or 10%) of the Plan's assets were invested at the direction of the Plan participants in the Cambrex Corporation Common Stock Fund. The balance of this fund ($7.4 million or 25%) is attributable to employer matching contributions made solely in company stock. This fund bears the risk associated with a single stock investment.

          Funds offered within the Plan are diversified, allowing employees to self-direct participation on a broad range of Funds being offered. Employer matching contributions are made directly into the Cambrex Corporation Common Stock fund and cannnot be transferred by participants until reaching age 55, as provided under Plan provisions.

                       CAMBREX CORPORATION SAVINGS PLAN

(3) INVESTMENT IN FIDELITY INVESTMENTS

     The assets of the Plan are invested by the participants in several funds at Fidelity Investments. The funds currently available to participants are: Fidelity Growth & Income Portfolio, Fidelity Asset Manager, Fidelity Government Money Market Portfolio, Fidelity Magellan Fund, Fidelity Short & Intermediate Government Portfolio, and the Cambrex Stock Fund.
     Fidelity Growth & Income Portfolio seeks long term growth and a reasonable level of current income by investing in companies which offer growth potential while paying current dividends. Fidelity Asset Manager seeks high total return and reduced risk over the long term by allocating its assets among stocks, bonds, and short-term fixed income instruments. Fidelity Government Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. Fidelity Magellan Fund is a large, diversified portfolio of common stocks and convertible securities seeking long-term growth of capital. Fidelity Institutional Short & Intermediate Government Portfolio seeks to provide a high level of current income in a manner consistent with preserving principal by exclusively investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

     The number of participants in each fund as of December 31, 1994 and 1993 were:

                                                                1994            1993
                                                              -------         -------
      Fidelity Growth & Income Portfolio                         517             501
      Fidelity Asset Manager                                     439             425
      Fidelity Government Money Market Portfolio                 362             384
      Fidelity Magellan Fund                                     386             336
      Fidelity Short & Intermediate Government Portfolio          75              75
      Cambrex Stock Fund                                         747             728
      Travelers' GIC Fund                                        316             355


     Calculations of the portion of the total fund to be allocated to the Plan have been made by Fidelity Investments (the "Trustee"). The assets held by each fund are described in the prospectus of the fund which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks, and government securities. Securities traded on a national securities exchange are valued at the last reported sales price of the day. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Each fund has its own investment managers who exercise discretionary authority concerning investment vehicles within the fund.

     The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of investments. Investment income and gains and losses have been allocated daily at Fidelity in proportion to the market values of the respective plans' adjusted for contributions and distributions.

                       CAMBREX CORPORATION SAVINGS PLAN

(4) INVESTMENT IN TRAVELERS FIXED INCOME G.I.C.

     The investment in The Travelers' Guaranteed Investment Contract is valued at the contract rate. As of December 31, 1992, the Company has discontinued to offer the Travelers Fixed Income G.I.C. as an investment alternative. As part of the discontinuance provisions of the contract, a minimum of 20% per year is to be transferred out of the Travelers G.I.C. and is available for investment into the funds based upon the employees current election options. The first transfer was made on March 1, 1993. In 1994, 25% of the fund balance has been transferred out either through participant transfers or distributions.

(5) RELATED PARTY TRANSACTIONS

     The Cambrex Stock Fund invests solely in Cambrex Corporation common stock and maintains 3-4% liquidity. Employee contributions are used to buy units in the fund. The employer matching contribution is made in stock issued by Cambrex at the average of the high & low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares are traded on the AMEX. Withdrawal from the Cambrex Stock Fund for transfer to another investment fund is restricted to the employee contributions, dividends, interest and appreciation thereon. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations.

                                                                     Schedule 1
                        CAMBREX CORPORATION SAVINGS PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1994


Description of Assets/Investment                                                         Units           Cost          Fair Value
- --------------------------------                                                     -------------  ---------------  --------------
INVESTMENTS MANAGED BY FIDELITY INVESTMENTS:

      Travelers GIC Fund                                                               2,736,244    $   2,736,244    $  2,736,244

      Cambrex Stock Fund                                                                 572,341        6,064,705      10,273,526

      Fidelity Magellan Fund                                                              50,236        3,462,685       3,355,797

      Fidelity Growth & Income Portfolio                                                 254,674        5,208,549       5,371,077

      Fidelity Asset Manager                                                             309,402        4,340,817       4,279,032

      Fidelity Retirement Money Market Portfolio                                       2,737,452        2,737,452       2,737,452

      Short-Intermediate Gevernment Portfolio                                             45,212          444,181         415,042
                                                                                                     ------------     -----------
                                                                                                    $  24,994,633    $ 29,168,170

Participant Loans (Lowest & Highest interest rates were 6.5% and 11.0% respectively)                $                $  1,008,305
                                                                                                     ------------     -----------
                                                                                                    $  24,994,633    $ 30,176,475
                                                                                                     ============     ===========

                                                                     Schedule 2

                        CAMBREX CORPORATION SAVINGS PLAN

              Item 27(d) - Schedule of 5% Reportable Transactions

                               December 31, 1994

                                                             Acquisitions                             Dispositions
                                                --------------------------------   ------------------------------------------------
                                                   Number of                           Number of
Description of Assets/Investments                 Tranactions           Cost         Transactions       Proceeds       Gain/(Loss)
- ---------------------------------               ---------------     ------------   ----------------    -----------    -------------
Investments Managed By
         Fidelity Investments:

      FMTC US Government Reserve                            90        1,267,586              178        1,262,384

      Cambrex Stock Fund                                   154        2,142,629              124          972,450          274,756

      Fidelity Magellan Fund                               152        1,597,538               82          817,293           17,668

      Fidelity Growth & Income Portfolio                   152        1,614,528               81        1,050,467           89,072

      Fidelity Asset Manager                               154        1,163,379               94        1,283,989           58,490

      Fidelity Retirement Money Market Portfolio           123        1,948,212               79        1,090,082

                             CAMBREX CORPORATION

                            PART III - NARRATIVE



The due date for the Cambrex Corporation Savings Plan Annual Report on Form 11-K coincides with the due date for the Cambrex Corporation's Annual Report on Form 10-K. However, additional time is required to prepare complete and accurate financial statements for the savings plan, to conduct the related audit, and to prepare Form 11-K.